UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Brocade Communications Systems, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-25601	77-0409517
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

130 Holger Way, San Jose, CA	95134-1376
(Address of principal executive offices)	(Zip Code)

Jeff Rangel
408-333-6019
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 — Conflict Minerals Disclosure
Item 1.01 – Conflict Minerals Disclosure and Report
This Form SD of Brocade Communications Systems, Inc. (“Brocade”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2016 to December 31, 2016 (“CY 2016”). A copy of Brocade’s Conflict Minerals Report (“CMR”) for CY 2016 is provided as Exhibit 1.01 to this Form SD and is publicly available on Brocade’s website at http://www.brocade.com/en/about-us/corporate-responsibility/governance.html.

Item 1.02 – Exhibit
As indicated in Item 2.01, Brocade is filing its CMR as Exhibit 1.01 to this Form SD.
Section 2 — Exhibits
Item 2.01 – Exhibits
Exhibit 1.01 — The CMR for CY 2016 as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BROCADE COMMUNICATIONS SYSTEMS, INC.

By:	/s/ Daniel W. Fairfax	Date:	May 30, 2017
Daniel W. Fairfax
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document

1.01	Conflict Minerals Report for the reporting period January 1, 2016 to December 31, 2016